Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter and Half Year 2019 Results

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Aug. 6, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for the second quarter ("Q2 2019") and first half 2019 ("H1 2019") ended June 30, 2019.  All figures are expressed in Canadian dollars unless otherwise noted.

Operational Highlights for Second Quarter 2019 ("Q2 2019")

  10,865,263 total tonnes mined in Q2 2019, 6% increase on comparable period (Q2 2018: 10,285,000).
  882,374 tonnes of ore treated in Q2 2019, 2% decrease from comparable quarter (Q2 2018: 899,000 tonnes).
  1,730,147 carats recovered at an average grade of 1.96 carats per tonne, 10% lower than comparable quarter (Q2 2018: 1,930,500 carats at 2.15 carats per tonne).  The grade variance year over year is mainly a function of mining lower grade ore tonnes in Q2 2019 from Hearne and SWC Kimberlites in comparison to higher grades from the 5034 Kimberlite in Q2 2018.  In addition, the ongoing plant modifications have, as expected, resulted in the removal of the very small, lowest value diamonds from the recovery process further contributing to fewer carats recovered.

Financial Highlights for Second Quarter 2019 ("Q2 2019")

  1,077,730 carats sold at an average value of $89 per carat (US$67 per carat) for total proceeds of $95.8 million (US$71.7 million) in comparison to 1,113,724 carats sold at an average value of $89 per carat (US$69 per carat) for total proceeds of $99.1 million (US$76.8 million) in Q2 2018.  It is important to note that the majority of the carats sold in Q2, 2019 were from the Hearne and SWC kimberlites as per plan, which contain lower average values per carat than the 5034 ore body, that made up most of the production in the previous year. The achievement of similar average values per carat sold year over year is very encouraging and can be attributed to the Company's ongoing efforts with its JV Partner, De Beers Canada to focus on optimizing the processing facilities recoverable size frequency distribution.
  Adjusted EBITDA1 for the three months ended June 30, 2019 amounted to $39.1 million ($41.1 million in Q2 2018).
  Q2 2019 Earnings from mine operations amounted to $17.8 million ($18.5 million in Q2 2018).
  Free Cash Flow for the three months ended June 30, 2019 amounted to $18.9 million ($4.8 million in Q2 2018).  Cash balance as of June 30, 2019 was $30.2 million.
  Subsequent to the six months ended June 30, 2019, $9.2 million Canadian dollar equivalent of secured notes payable (US$7 million) was purchased by the Company.
  Q2 Cash costs of $106 per tonne treated and $54 per carat recovered, include capitalized stripping costs1 ($112 per tonne treated and $52 per carat recovered in Q2 2018).
  Q2 Net income was $10.3 million or $0.05 earnings per share ($6.4 million or $0.03 loss per shared in Q2 2018).  Included in the determination of net income for the three months ended June 30, 2019 are unrealized foreign exchange gains of $7.5 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the relative strengthening of the Canadian dollar versus US dollar.
[1]Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2019 MD&A for explanation and reconciliation.

Operational Highlights for H1 2019

  20.4 million total tonnes mined in H1 2019, 10% increase on comparable period (H1 2018: 18.5 million tonnes).
  1,753,323 tonnes of ore treated in H1 2019, 4% increase from comparable quarter (H1 2018: 1,684,479 tonnes).
  3,314,699 carats recovered at an average grade of 1.89 carats per tonne, 7% and 10% lower than comparable quarter respectively (H1 2018: 3,571,510 carats and 2.12 carats per tonne).  The grade variance year over year is mainly a function of mining lower grade ore tonnes in H1 2019 from Hearne and SWC Kimberlites in comparison to higher grades from the 5034 Kimberlite in H1 2018.  In addition, the ongoing plant modification and size frequency optimization projects result in the removal of the very small, lowest value diamonds from the recovery process further contributing, as expected, to fewer carats recovered.

Financial Highlights for H1 2019

  Total sales revenue at $156 million (US$118 million) compared to $165 million in 2018 (US$129 million) at an average realised value of $91 per carat (US$68) 2018: $101 per carat, (US$79).
  Half year Adjusted EBITDA2 of $58.8 million down 21% (2018: $74.7 million),
  Earnings from mine operations down 35% to $28.0 million (2018: $43.1 million).
  Cash costs of production, including capitalized stripping costs2 of $109 per tonne treated (2018: $96 per tonne) and $57 per carat recovered (2018: $45 per carat).
  Net income for half year 2019 at June 30, 2019 was $12.8 million or $0.06 earnings per share (2018: net loss $6.2 million or $0.03 loss per share). Included in the determination of net income for the half year at June 30, 2019 are unrealized foreign exchange gains of $16 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus US dollar.
  Capital expenditures in H1 2019 were $20.5 million, $15.9 million of which were deferred stripping costs, with the remaining $4.6 million accounting for sustaining capital expenditures related to mine operations.
  Quarter end cash position of $30.2 million (2018: $33.5 million) and net working capital of $107.4 million (2018: $100.4 million), with US$50 million revolving credit facility remaining undrawn.  The Company is well positioned to generate significant positive cash flows for the second half of the year as cash funding commitments for the Gahcho Kué Mine are heavily weighted to the first half of the year for winter road supply and capital commitments.
[2]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2019 MD&A for explanation and reconciliation.

Market Highlights for H1 2019

  The Company completed five sales during H1 2019 where it saw continued pressure on prices in the smaller, cheaper rough categories.  Prices for the larger, better-quality product categories that contribute the majority of the Company's sales value remained stable through the second quarter after gains made earlier in the year.
  Broader macro-economic uncertainties are further dampening market sentiment, however long-term industry supply and demand fundamentals are positive. In 2018 the global rough diamonds production declined by 3.1% to 145m carats.  This trend is expected to accelerate with the recently announced closure of the Argyle mine in 2020 expected to remove 14 million carats from global rough supply.  At the same time there continues to be long term growth forecast for global diamond jewellery consumption.

Year to Date Summary

The Company's first half 2019 production results are slightly ahead of plan with over 20 million total tonnes mined, 10% higher than the same period last year. The total carats recovered and grade in H1 2019 were 7% and 10% lower than the same period last year respectively, but ahead of the Company's plans for first half 2019. The lower grade and carats recovered year to date, as stated in previous announcements, are driven by the grade and carats associated with the source of ore feed for each period.  In H1 2019 the majority of the plant throughput consisted of the Hearne and SWC Kimberlites which contain lower average values per carat than the 5034 Kimberlite, where majority of the production was sourced from in H1 2018.  In addition, the plant process modifications have, as planned, resulted in the ability of the plant to treat more ore which has resulted in the removal of the very small, lower value diamonds but increasing the number of larger more valuable diamonds recovered with the increased tonnage.  This outcome is expected and lower grades and carats recovered are offset by generating higher average values from the increased production.

The Company's year to date sales results, and year over year revenue performance demonstrate that the plant process changes are beginning to have a positive impact on the average value of the diamonds recovered.  Considering that lower quality ore was being mined during H1 2019 in comparison to H1 2018, and in addition to a softer diamond market year over year, achieving similar revenues is very encouraging.

Year to date, the plant has treated 1,753,323 tonnes, 4% higher than 1,684,479 tonnes treated in the comparable period last year.  In H1 2019, the plant produced over 3.3 million carats at an average grade of 1.89 carats per tonne, 7% and 11% lower respectively in comparison to 3.6 million carats at an average grade of 2.12 carats per tonnes in H1 2018, but slightly ahead of the Company's plans for H1 2019.  Lower grades and carats recovered in H1 2019 compared to last year are attributed to mine sequencing and mining of lower grade ore tonnes in the latest period and as per plan.  As mining shifts back towards the 5034 Kimberlite in late 2019, and with further plant process changes taking effect now and in early 2020, the Company is well positioned for next year and beyond.

Financial results for first half 2019 are also ahead of the Company's expectations, with cash costs coming in at $109 per tonne treated and $57 per carat recovered.  In comparison to the full year 2019 cost guidance of $110 - $120 per tonne treated and $50 - $54 per carat recovered, H1 2019 results are trending very well, considering that the Company's first half fiscal year typically sees higher cash burn rates to account for the upfront purchase of fuel and material during the winter months.  Therefore, the Company fully expects to achieve the lower end of its cost guidance for full year 2019.

Mountain Province President and CEO Stuart Brown commented: "Despite a very difficult rough diamond market we have had a successful year so far, achieving all of our production targets and have completed the first half of the year slightly ahead of our plan.  Our financial results are also slightly ahead of our expectations for the first half supported by the ongoing success of our 2019 strategic milestones and operational initiatives put in place prior to the start of the year.  In the Life of Mine Plan, 2019 was always going to be a challenging year for Mountain Province Diamonds considering the lower quality ore in the mining sequence.  The plant processing enhancements and modifications, in addition to all other operational optimization initiatives at the Mine have allowed us to mitigate some of those challenges.

The Company's diamond sales were also marginally ahead of expectations due to a better product mix, and despite lower quality and grade ore feed from SWC and Hearne.   The rough diamond market continues to present challenges, and we expect to see continued volatility in the market for rough diamonds in the near term.  We will focus our efforts to maintain our production at the lower end of our cost guidance and will continue to improve the cash generated at every opportunity.  We remain on track to achieve our 2019 forecast of 3.3 – 3.45 million carats (our 49% share of the full production) recovered."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and six months ended June 30, 2019 and 2018.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	747	341	1,352	1,082
*Waste tonnes mined	kilo tonnes	10,118	9,943	19,041	17,404
*Total tonnes mined	kilo tonnes	10,865	10,284	20,393	18,486
*Ore in stockpile	kilo tonnes	160	238	160	238

Processing
*Ore tonnes treated	kilo tonnes	882	899	1,753	1,684
*Average plant throughput	tonnes per day	9,800	9,879	9,632	9,304
*Average diamond recovery	carats per tonne	1.96	2.15	1.89	2.12
*Diamonds recovered	000's carats	1,730	1,931	3,315	3,572
Approximate diamonds recovered - Mountain Province	000's carats	848	946	1,624	1,750
Cash costs of production per tonne, net of capitalized stripping **		$86	82	90	80
Cash costs of production per tonne of ore, including capitalized stripping**		$106	112	109	96
Cash costs of production per carat recovered, net of capitalized stripping**		$44	38	48	38
Cash costs of production per carat recovered, including capitalized stripping**		$54	52	57	45

Sales
Approximate diamonds sold - Mountain Province***	000's carats	1,077	1,114	1,721	1,641
Average diamond sales price per carat	US	$67	$69	$68	$79

* at 100% interest in the GK Mine
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Six months ended	Six months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Sales		$95,774	99,075	156,470	165,640
Carats sold	000's carats	1,077	1,114	1,721	1,641
Average price per carat sold	$/carat	89	89	91	101
Cost of sales per carat*	$/carat	72	72	75	75
Earnings from mine operations per carat		$17	17	16	26
Earnings from mine operations	%	19%	19%	18%	26%
Selling, general and administrative expenses		$3,141	3,752	6,040	7,341
Operating income		$12,762	11,187	16,401	31,292
Net income (loss) for the period		$10,255	(6,280)	12,752	(6,213)
Basic and diluted earnings per share		$0.05	(0.03)	0.06	(0.03)

* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

Full details of the financial and operating results for the quarter ended June 30, 2019 are described in Mountain Province's unaudited condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Wednesday, August 7, 2019, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the webcast and audio call will also be available on the Company's website.

Q2 2019 Conference Call Dial-In Details:

Title: Mountain Province Diamonds Inc Q2 Earnings Conference Call
Conference ID: 2474225
Date of call: 08/07/2019
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://edge.media-server.com/mmc/p/ti9o8iag

Participant Toll-Free Dial-In Number: (866) 300-0510
Participant International Dial-In Number:  (636) 812-6656

A replay of the webcast and audio call will be available on the Company's website

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of various diamondiferous kimberlites, four of which are being developed and mined under the current mine plan. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Mine that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 16:01e 06-AUG-19